Exhibit 99.1

9 January 2019

RELX PLC announces Board changes

RELX PLC today announces the following changes to the composition of its Board, to be effective following the conclusion of the RELX PLC Annual General Meeting to be held on 25 April 2019.

Ben van der Veer will retire from the Board having served as a Non-Executive Director since September 2009.

Commenting, Anthony Habgood, Chairman said:

“On behalf of the Directors, I would like to thank Ben for his major contributions over the past 9 years, both to the Board deliberation overall and in his role as Chairman of the Audit Committee.  During Ben’s tenure as a Non-Executive Director, RELX has developed into a global provider of informationbased decision tools and significantly simplified its corporate structure and governance arrangements.  His advice and guidance through this transformational period were hugely appreciated.  Ben leaves RELX with our very best wishes for the future”

Andrew Sukawaty will be appointed as a Non-Executive Director of RELX PLC, subject to shareholder approval, with effect from the conclusion of the 2019 Annual General Meeting.

Mr Sukawaty is currently the Non-Executive Chairman of global mobile satellite communications service provider Inmarsat plc, having joined that business in 2003. He was formerly a Non-Executive Director and the Senior Independent Director of Sky plc between 2013 and 2018, prior to its takeover by Comcast Corporation in September 2018.

Previously he was Chairman of Ziggo NV, Xyratex Group Ltd, and Telenet Group Holdings NV, and deputy Chairman of O2 plc. He also served as a Non-Executive Director of Telefonica Europe (following its acquisition of O2 plc) and Powerwave Technologies Inc, and additionally as Chief Executive of Inmarsat plc, Sprint Corp and NTL Group Ltd.

Commenting on Mr Sukawaty’s appointment, Anthony Habgood, Chairman said:

“I would like to welcome Andrew to RELX.  The Board will benefit from his considerable international experience in the technology sector, acquired through his experience in technology-led businesses throughout his career in both executive and non-executive roles. His appointment continues the progressive evolution of the RELX PLC Board, and I look forward to Andrew joining us after the 2019 AGM.”

Save as disclosed above, there are no additional details to disclose under Listing Rule 9.6.13R (1) to (6) in respect of the appointment of Mr Sukawaty.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

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